Exhibit 99.2

PRESS RELEASE	January 22, 2020

Largo Resources Launches VPURE and VPURE+ Vanadium Products

TORONTO — Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) is pleased to announce the launch of VPURE and VPURE+, newly developed brands for the Company’s industry preferred line of vanadium products.

Paulo Misk, President and Chief Executive Officer of Largo stated: “Largo’s vanadium products have an exceptional industry reputation worldwide. With our vanadium products now branded, new and existing customers can easily identify the Company’s products offered for purchase in the market. He continued: “The Maracás Menchen Mine has a proven track record of operational stability which allows the Company to provide its customers with a reliable source of vanadium supply. We look forward to becoming the industry preferred supplier of vanadium through the sale of our VPURE and VPURE+ products.”

Largo’s VPURE and VPURE+ products are sourced from one of the highest-grade vanadium deposits in the world using proven operational technology. A summary of Largo’s VPURE and VPURE+ products and associated specifications are listed below:

VPURE Flakes | Ferrovanadium powered by VPURE Flakes

•                  The VPURE brand consists of high-quality vanadium products which are mainly used to produce ferrovanadium and vanadium carbon nitride.

•                  VPURE Flakes have a guaranteed vanadium content of 98.5% and typical vanadium content of 99.0%.

•                  Ferrovanadium powered by VPURE Flakes achieves grade specifications in the range of 78.0% to 82.0% vanadium.

•                  Ferrovanadium powered by VPURE Flakes is essential in the production of steel products, which make up approximately 91% of global vanadium consumption.

VPURE+ Flakes | VPURE+ Powder

•                  The VPURE+ brand consists of high purity vanadium products in the form of flakes and powder.

•                  VPURE+ Flake and Powder products have a guaranteed vanadium content of 99.0% and a typical vanadium content of 99.5%.

•                  VPURE+ Flakes are mainly used in the production of master alloys.

•                  VPURE+ Powder is ideal to produce chemicals, catalysts and vanadium electrolyte used in the vanadium redox flow battery (VRFB).

To access additional information regarding the specification data sheets for VPURE and VPURE+ products, inquire about order purchasing or learn about the various end uses associated with vanadium, please visit www.largoVpure.com.

VPURE Ferrovanadium

The Company’s Board of Directors has approved the construction of a ferrovanadium conversion plant at the

Maracás Menchen Mine subject to available liquidity. The construction of the Company’s own ferrovanadium conversion plant creates downstream strategic advantages allowing Largo to supply ferrovanadium consumers directly. The ferrovanadium conversion plant construction and commissioning are expected to conclude in Q1 2021 at which point Largo anticipates introducing its own ferrovanadium product—VPURE Ferrovanadium—to the market.

About Largo Resources

Largo is a Toronto-based strategic mineral company focused on the production of vanadium flake, high purity vanadium flake and high purity vanadium powder at the Maracás Menchen Mine located in Bahia State, Brazil. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”. For more information on Largo, please visit our website at www.largoresources.com.

For further information, please contact:

Vanadium Sales

Paul Vollant
Director, Sales and Trading
sales@largoresources.com

Investor Relations & Media

Alex Guthrie
Manager, Investor Relations and Communications
aguthrie@largoresources.com
Tel: +1 416-861-9797

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this press release.

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of application Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, statements with respect to Mr. Vollant joining the management team in September and to the expansion of the Company’s in-house sales and trading capacity. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As which also apply.